

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

April 30, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 4, 2018 The Nasdaq Stock Market (the "Exchange") received from Xspand Products Lab, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with qualification of its Form 1-A offering statement, and we hereby join in such request.

Sincerely,

William Slattery